Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com November 29, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, NE Washington, D.C. 20549 Attn: Blaise Rhodes and Angela Lumley Re: Priority Technology Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021, filed March 16, 2022 Form 8-K filed March 16, 2022 Form 8-K filed May 11, 2022 File No. 001-37872 Ladies and Gentlemen: At the request and on behalf of our client, Priority Technology Holdings, Inc. (the “Company”, “we”, “us”, “our”), we are submitting our response to the comment received from the staff (the “Staff’) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance by comment letter dated November 16, 2022, with respect to the Form 8-K filed with the Commission on May 11, 2022, File No.001-37872. For your convenience, our responses are prefaced by the exact text of the Staff’s comments in bold, italicized text. Form 8-K Filed May 11, 2022 Exhibit 99.1 Non-GAAP Financial Measures, page 2 1. We have reviewed your response to comment 4 and note that is does not appear appropriate to use a title for your non-GAAP financial measure that appears to be the same as, or confusingly similar to, a title used for a GAAP financial measure. Please revise the title of your non-GAAP measure "gross profit" and "gross profit margin" to clearly distinguish it from the similar GAAP measure. Please refer to the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K.

Securities and Exchange Commission November 29, 2022 Page 2 Response: In response to the Staff’s comments dated October 31, 2022, the Company in the press release to investors filed on Form 8-K on November 10, 2022 presented its non-GAAP gross profit and non-GAAP gross profit margin financial measures as Gross Profit (non-GAAP) and Gross Profit Margin (non-GAAP), respectively, and also included a reconciliation to the GAAP financial measures. Per the comment letter dated November 16, 2022, the Staff commented that these titles are the same as or confusingly similar to the GAAP financial measures and advised to revise the title of these measures to clearly distinguish from similar GAAP measures. In response to the Staff’s comment, we will update the title of these non-GAAP financial measures to Adjusted Gross Profit and Adjusted Gross Profit Margin, respectively, in our future filings. We will also continue to provide a reconciliation to the GAAP financial measures. We appreciate the Staff’s prompt comments and look forward to working with you on this matter. The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 885-3721. Thank you. Sincerely, /s/ James Stevens James Stevens